SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of Class of Securities)

904 311 107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 904 311 107	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS J. Scott Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,121,842
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,121,842
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,842
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G
CUSIP No. 904 311 107		Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

The name of the issuer is Under Armour, Inc., a Maryland corporation (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 1020 Hull Street, Baltimore, MD 21230.

Item 2	(a)	Name of Person Filing:

The name of the person filing this statement is J. Scott Plank (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office:

The Reporting Person’s principal business address is c/o Under Armour, Inc., 1020 Hull Street, Baltimore, MD 21230.

Item 2	(c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2	(d)	Title of Class of Securities:

This Schedule 13G relates to the Class A Common Stock, par value $0.0003 1/3 (the “Common Stock”).

Item 2	(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 904 311 107.

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

SCHEDULE 13G
CUSIP No. 904 311 107		Page 4 of 5 Pages

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,121,842.[2]

(b) Percent of class:

5.2%.[3]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,121,842.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

2,121,842.

(iv) Shared power to dispose or to direct the disposition of:

0.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

[2]

The number and percentage of shares of the Common Stock shown as beneficially owned by the Reporting Person represent: (i) 1,490,496 shares held by the Reporting Person directly or through a grantor retained annuity trust, (ii) 506,346 shares held by JSDM Family LLC and 100,000 shares held by JS DM II LLC, each a limited liability company for which the Reporting Person is the managing member and (iii) 25,000 shares held by the Reporting Person’s charitable foundation.

[3]

The percent of class figure does not take into account 11,250,000 shares of outstanding Class B Common Stock of the Issuer, beneficially owned as of December 31, 2011 by Kevin A. Plank, the Issuer’s President, Chairman and Chief Executive Officer. These shares of Class B Common Stock may be converted at the option of the holder of those shares into shares of the Issuer’s Class A Common Stock. Assuming such a conversion, the Reporting Person’s holdings would represent approximately 4.1% of the Issuer’s Class A Common Stock.

SCHEDULE 13G
CUSIP No. 904 311 107		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2012
(Date)

/s/ J. Scott Plank
(Signature)

J. Scott Plank
(Name/Title)